Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-202584

(To Prospectus dated April 30, 2015,

Prospectus Supplement dated April 30, 2015 and Product

Supplement EQUITY INDICES SUN-1 dated June 25, 2015)

1,978,965 Units $10 principal amount per unit CUSIP No. 13605WAW1	Pricing Date Settlement Date Maturity Date	July 30, 2015 August 6, 2015 July 28, 2017

Market-Linked Step Up Notes Linked to the S&P 500® Index

▪      Maturity of approximately two years

▪       If the Index is flat or increases up to the Step Up Value, a return of 11.51%

▪      If the Index increases above the Step Up Value, a return equal to the percentage increase in the Index

▪       1-to-1 downside exposure to decreases in the Index, with up to 100% of your principal at risk

▪      All payments occur at maturity and are subject to the credit risk of Canadian Imperial Bank of Commerce

▪       No periodic interest payments

▪       Limited secondary market liquidity, with no exchange listing

▪      The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-7 of product supplement EQUITY INDICES SUN-1.

The initial estimated value of the notes as of the pricing date is $9.707 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-11 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$19,789,650.00
Underwriting discount	$0.20	$395,793.00
Proceeds, before expenses, to CIBC	$9.80	$19,393,857.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

July 30, 2015

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Summary

The Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Canada Deposit Insurance Corporation or the U.S. Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the S&P 500® Index (the “Index”), is equal to or greater than its Starting Value, but is not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Index above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Index, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Step Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. This initial estimated value was determined based on our pricing models, and was based on our internal funding rate on the pricing date, market conditions and other relevant factors existing at that time, and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-11.

Terms of the Notes		Redemption Amount Determination
Issuer:	Canadian Imperial Bank of Commerce (“CIBC”)

On the maturity date, you will receive a cash payment per unit determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index.
Starting Value:	2,108.63
Ending Value:

The closing level of the Market Measure on the scheduled calculation day. The calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-20 of product supplement EQUITY INDICES SUN-1.

Step Up Value:	2,351.33 (111.51% of the Starting Value, rounded to two decimal places).
Step Up Payment:	$1.151 per unit, which represents a return of 11.51% over the principal amount.

Threshold Value:	2,108.63 (100% of the Starting Value).
Calculation Day:	July 21, 2017
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-11.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”)

Market-Linked Step Up Notes	TS-2

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Product supplement EQUITY INDICES SUN-1 dated June 25, 2015:

http://www.sec.gov/Archives/edgar/data/1045520/000119312515234031/d945997d424b2.htm

▪	Prospectus dated April 30, 2015 and prospectus supplement dated April 30, 2015:

http://www.sec.gov/Archives/edgar/data/1045520/000119312515161379/d916405d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Index will increase from the Starting Value to the Ending Value.

▪	You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to the Ending Value.

▪	You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪	You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the Index will decrease from the Starting Value to the Ending Value.

▪	You seek principal repayment or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Market-Linked Step Up Notes	TS-3

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Hypothetical Payout Profile and Examples of

Payments at Maturity

Market-Linked Step Up Notes

This graph reflects the returns on the notes, based on the Threshold Value of 100% of the Starting Value, the Step Up Payment of $1.151 per unit, and the Step Up Value of 111.51% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 100, a Step Up Value of 111.51, the Step Up Payment of $1.151 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Step Up Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit		Total Rate of Return on the Notes
0.00		-100.00%	$0.000		-100.00%
50.00		-50.00%	$5.000		-50.00%
80.00		-20.00%	$8.000		-20.00%
90.00		-10.00%	$9.000		-10.00%
94.00		-6.00%	$9.400		-6.00%
97.00		-3.00%	$9.700		-3.00%
100.00	(1)(2)	0.00%	$11.151	(3)	11.51%
102.00		2.00%	$11.151		11.51%
105.00		5.00%	$11.151		11.51%
110.00		10.00%	$11.151		11.51%
111.51	(4)	11.51%	$11.151		11.51%
120.00		20.00%	$12.000		20.00%
130.00		30.00%	$13.000		30.00%
132.00		32.00%	$13.200		32.00%
140.00		40.00%	$14.000		40.00%
150.00		50.00%	$15.000		50.00%
160.00		60.00%	$16.000		60.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 2,108.63, which was the closing level of the Market Measure on the pricing date.

(2)	This is the hypothetical Threshold Value.

(3)	This amount represents the sum of the principal amount and the Step Up Payment of $1.151.

(4)	This is the hypothetical Step Up Value.

Market-Linked Step Up Notes	TS-4

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Redemption Amount Calculation Examples

Example 1
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	90.00

Redemption Amount per unit

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	111.51
Ending Value:	110.00

$10 + $1.151 = $11.151	Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 132.00, or 132.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	111.51
Ending Value:	132.00

Redemption Amount per unit

Market-Linked Step Up Notes	TS-5

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY INDICES SUN-1, page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return may be less than a comparable investment directly in the stocks included in the Index.

▪	Our initial estimated value of the notes is lower than the public offering price of the notes. The public offering price of the notes exceeds our initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, all as further described in “Structuring the Notes” on page TS-11, are included in the public offering price of the notes.

▪	Our initial estimated value does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value is only an estimate, which was determined by reference to our internal pricing models when the terms of notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, our internal funding rate on the pricing date and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the value of the Market Measure, our creditworthiness, interest rate movements and other relevant factors, which may impact the price at which we or any agents would be willing to buy notes from you in any secondary market transactions. Our estimated value does not represent a minimum price at which we or our agents would be willing to buy your notes in any secondary market (if any exists) at any time.

▪	Our initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate that was used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If we were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the pricing date, and could have an adverse effect on any secondary market prices of the notes.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪	You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the prospectus supplement dated April 30, 2015.

Market-Linked Step Up Notes	TS-6

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (the “Index sponsor” or “S&P”). The Index sponsor, which licenses the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of the Index sponsor discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-21 of product supplement EQUITY INDICES SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

General

The Index is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market.

The calculation of the value of the Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the “Market Value” of any component stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such component stock. As discussed below, during March 2005, S&P began to use a new methodology to calculate the Market Value of the component stocks, and S&P completed its transition to the new calculation methodology during September 2005.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the financial viability of the particular company, the market capitalization of that company ($4 billion or greater), the contribution of that company to the index’s sector balance, and the market value and trading activity of the common stock of that company. Continued index membership is not necessarily subject to these guidelines. S&P aims to minimize unnecessary turnover and each removal is determined on a case-by-case basis. Companies that substantially violate one or more of criteria for index inclusion and companies that no longer meet the inclusion criteria as a result of a merger, acquisition or significant restructuring will be considered for removal.

Computation of the Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock. In March 2004, S&P announced that it would transition the Index to float-adjusted market capitalization weights. The transition began in March 2005 and was completed in September 2005. S&P’s criteria for selecting stocks for the Index was not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the Index (i.e., its Market Value). Currently, S&P calculates the Index based on the total float-adjusted market capitalization of each component stock, where each stock’s weight in the Index is proportional to its float-adjusted market value. Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

●	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

●	holdings by government entities, including all levels of government in the United States or foreign countries; and

●	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

Where holdings in one of these groups exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are also not part of the float.

Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies are part of the float. Also included in the float are shares held in a trust to allow investors in countries outside the country of domicile, shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class that can be converted by shareholders to a listed class without undue delay and cost.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by: dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights. In these cases, the stock price is based on one class, usually the most liquid class, and the share count is based on the total shares outstanding.

Market-Linked Step Up Notes	TS-7

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Maintenance of the Index includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs. Continuity in index values is maintained by adjusting the index divisor for all changes in the constituents’ share capital after the base period of 1941-43 with the index value as of the base period set at 10. Some corporate actions, such as stock splits and stock dividends do not require index divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock. Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day before the ex-date. Share changes resulting from exchange offers are applied on the ex-date.

To prevent the level of the Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in total Market Value, the level of the Index remains constant. This helps maintain the level of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All index divisor adjustments are made after the close of trading and after the calculation of the closing levels of the Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require index divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/deleted	Net change in market value determines divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the index, no company removed from the index.	No

Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the Index component stocks (the “Post-Event Aggregate Market Value”). In order that the level of the Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new index divisor (“New Divisor”) is derived as follows:

Market-Linked Step Up Notes	TS-8

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the Index companies. Four times a year, on the third Friday of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding and then the index divisor is adjusted accordingly. In addition, changes in a company’s shares due to its acquisition of another public company are made as soon as reasonably possible. Changes in a company’s shares outstanding of 5% or more due to public offerings, tender offers, Dutch auctions or exchange offers are also made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, private placements, an acquisition of a privately held company, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. If a 5% or more change causes a company’s IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis. Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

The following graph shows the monthly historical performance of the Index in the period from January 2008 through May 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 2,108.63.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

We and S&P have entered into a non-transferable, non-exclusive license agreement providing for the sublicense to us, in exchange for a fee, of the right to use the Index in connection with the issuance of the notes.

The license agreement between us and S&P provides that the following language must be stated in this document:

The Index is a product of S&P, and has been licensed for use by us. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC; and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by us. The notes are not sponsored, endorsed, sold or promoted by S&P, Standard & Poor’s Financial Services LLC, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in

Market-Linked Step Up Notes	TS-9

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

determining, composing or calculating the Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Market-Linked Step Up Notes	TS-10

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Index and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Index. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked notes is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This difference is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Index and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Index, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES SUN-1.

Market-Linked Step Up Notes	TS-11

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Summary of Canadian Federal Income Tax Consequences

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and the regulations thereto and at all relevant times: (a) is neither resident or deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Certain Income Tax Consequences–Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement and a Non-Resident Holder should carefully read that description as well.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative polices, interest payable on the notes should not be considered to be “participating debt interest” and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own tax advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “U.S. Federal Income Tax Summary” beginning on page PS-32 of product supplement EQUITY INDICES SUN-1, which you should carefully review prior to investing the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. We intend to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying product supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “U.S. Federal Income Tax Summary” of the product supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Market-Linked Step Up Notes	TS-12

Market-Linked Step Up Notes Linked to the S&P 500® Index, due July 28, 2017

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Market-Linked Step Up Notes	TS-13